Exhibit 99.1

MediaRing Ltd
(RCB No. 199304568R)
750A Chai Chee Road #05-01
Technopark @ Chai Chee, Singapore 469001
Tel: (65) 6441 1213 Fax: (65) 6441 3013
FOR IMMEDIATE RELEASE
Contact Information:
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg
United States & Europe:
Sitrick And Company
Tel: (212) 573-6100 Fax: (212) 573-6165
James Craig — james_craig@sitrick.com
Jeff Lloyd — jeff_lloyd@sitrick.com
MediaRing proposes to make
voluntary conditional cash general offer for
Nasdaq-listed Pacific Internet
• MediaRing owns 4.86% of PacNet
• Offer price of US$8.25 per PacNet share in cash
• Combined group offers significant strategic and business synergies
• MediaRing also proposes 1-for-4 rights issue to its shareholders
     SINGAPORE, Feb. 27, 2006 — MediaRing Ltd (Bloomberg: MR SP) (“MediaRing”) announced today that it intends, subject to the satisfaction of certain conditions, to make a voluntary conditional cash general offer to acquire all the issued shares in the capital of US Nasdaq-listed (NasdaqNM: PCNTF) Pacific Internet Limited (“PacNet”). If the offer is made and is successful, the combined MediaRing-PacNet group is expected to become a one-stop premier provider of voice and data services in the Asia Pacific region.
     MediaRing currently owns 651,572 shares, representing approximately 4.86% of PacNet, which MediaRing believes is the largest telco-independent Internet communications service provider by geographical reach in the Asia Pacific region.

     The offer, if made, is expected to be on the following basis:
•	US$8.25 in cash for each PacNet share

•	subject to certain conditions, including MediaRing securing minimum ownership of 50% plus one share (including the PacNet shares already owned by MediaRing)
     MediaRing is required under applicable regulations to obtain the approval of the Info-Communications Development Authority of Singapore (IDA) prior to making the offer. In addition, MediaRing is also seeking shareholders’ approval and requiring the satisfaction of certain other conditions by 31 May 2006 prior to making the offer.
     MediaRing has sufficient internal resources and intended bank facilities available to fund the proposed offer.
     Commenting on its reasons for seeking to acquire PacNet, Mr Koh Boon Hwee, Executive Director of MediaRing, said, “There are significant strategic and business synergies to be tapped from combining our businesses.”
     “The complementary nature of the two businesses and their combined geographical presence are expected to provide ample opportunities for cross-marketing and bundling of services, brand leveraging and cost rationalisation through economies of scale,” Mr Koh explained.
     “Such synergies, if realised, are expected to enable the enlarged group to improve its efficiency and compete more effectively.”
     MediaRing also announced a proposed renounceable non-underwritten rights issue to its shareholders of up to 245,493,341 new MediaRing shares at an issue price of S$0.16 each. This is expected to raise net proceeds of approximately S$38.8 million if fully subscribed. The rights issue will not be made outside Singapore.
     The net proceeds from the rights issue are expected to be used towards partial funding of the proposed offer for PacNet, if made, or the repayment of a portion of the financing to be obtained for the offer, if made, and/or any other acquisition and/or investment in assets or businesses, which are synergistic with MediaRing’s businesses. The rights issue will, subject to MediaRing shareholders’ approval, proceed regardless of the outcome of the offer.
     Venture One Finance Ltd, which holds approximately 150.3 million shares representing a 16.6% stake in MediaRing, has undertaken to subscribe for its full entitlement to the proposed rights issue.
     A circular containing information relating to the offer and the proposed rights issue will be sent to all MediaRing shareholders in due course.
     The Directors of MediaRing (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release, and they jointly and severally accept responsibility accordingly.
     Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
MediaRing has not yet commenced the offer. The offer, if made, will be made only pursuant to an offer document and related materials that MediaRing presently intends to distribute to holders of PacNet shares. Holders of PacNet shares should read carefully the offer document and related materials when they become available because they will contain important information. Assuming the offer is made, holders of PacNet shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the offer document and other documents that MediaRing intends to file with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov.
These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. MediaRing does not intend to register any portion of the rights issue in the United States or to conduct a public offering of rights or rights shares in the United States.
About MediaRing
With offices in Singapore, Malaysia, Shanghai, Beijing, Hong Kong, Taiwan, Japan and Sunnyvale (USA), MediaRing is a leading VoIP telephony service provider in Asia and enjoys a significant share of the global pure-play VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations in more than 240 countries worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.